SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nextel Partners, Inc

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333F107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eagle River Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,750,012

	6.	Shared Voting Power 0 (see Item 4)

	7.	Sole Dispositive Power 15,750,012

	8.	Shared Dispositive Power 0 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,750,012

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 9.2% of the Class A Common Stock (See Item 2 and Item 4)

12.	Type of Reporting Person (See Instructions) CO

        This Schedule 13G is filed with the Securities and Exchange Commission on behalf of Eagle River Investments, L.L.C., a signatory to the Amended and Restated Shareholders Agreement, dated February 18, 2000, by and among Nextel Partners, Inc. and the shareholders listed therein, as amended by the First Amendment to the Amended and Restated Shareholders' Agreement dated February 22, 2000, between Nextel Partners, Inc. and the shareholders listed therein (the "Shareholders Agreement").

Item 1.
(a)	Name of Issuer Nextel Partners, Inc.
(b)	Address of Issuer's Principal Executive Offices 4500 Carillon Point Kirkland, WA 98033

Item 2.

Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"), this Schedule 13G is filed on behalf of Eagle River Investments, L.L.C. (the "Reporting Person") who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may be deemed as a group to have acquired beneficial ownership of the Class A Common Stock of Nextel Partners, Inc. (the "Class A Common Stock") as a result of the Reporting Person and the Non-Reporting Persons being signatories to the Shareholders Agreement. Nextel WIP Corp. owns 100% of the outstanding Class B Common Stock of Nextel Partners, Inc. (the "Class B Common Stock"), which is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, Inc. ("NCI") a majority owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock. The holders of the Class A Common Stock and the Class B Common Stock are entitled to one vote per share on all matters in which they are entitled to vote.

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.

(a)	Name of Person Filing Eagle River Investments, L.L.C.
(b)	Address of Principal Business Office or, if none, Residence 2300 Carillon Point Kirkland, Washington 98033
(c)	Citizenship Washington limited liability company
NON-REPORTING PERSONS The following Non-Reporting Persons (No. 1-12) are referred to herein as the "DLJ Entities."
	1.	DLJ Merchant Banking Ptr. II LP (Delaware limited partnership)
	2.	DLJ Merchant Banking Ptr. II-A LP (Delaware limited partnership)
	3.	DLJ Offshore Partners II, CV (Netherlands Antilles limited partnership)
	4.	DLJ Diversified Partners, LP (Delaware limited partnership)
	5.	DLJ Diversified Partners-A, LP (Delaware limited partnership)
	6.	DLJ EAB Partners, LP (Delaware limited partnership)
	7.	DLJ ESC II, LP (Delaware limited partnership)
	8.	DLJ First ESC, LP (Delaware limited partnership)
	9.	DLJ Millenium Partners, LP (Delaware limited partnership)
	10.	DLJ Millenium Partners-A, LP (Delaware limited partnership)
	11.	DLJMB Funding II, Inc. (Delaware corporation)
	12.	UK Investment Plan 1997 Partners (Delaware limited partnership)
c/o DLJ Merchant Banking II, Inc. 277 Park Avenue New York, NY 10172

The following Non-Reporting Persons (No. 13-21) are referred to herein as the "Non-DLJ Entities."
		13.	Madison Dearborn Capital Ptrs II, LP (Delaware limited partnership) 3 First National Plaza Suite 3800 Chicago, IL 60602
		14.	Nextel WIP Corp. (Delaware corporation) 2001 Edmund Halley Drive Reston, VA 20191
		15.	Motorola, Inc. (Delaware corporation) 1303 E. Algonquin Road Schaumburg, IL 60196
		16.	David Aas (US citizen)
		17.	John Chapple (US citizen)
		18.	Mark Fanning (US citizen)
		19.	Perry Satterlee (US citizen)
		20.	David Thaler (US citizen)
		21.	John Thompson (US citizen) 4500 Carillon Point Kirkland, WA 98033
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 65333F107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

        Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 95,663,194 shares of Class A Common Stock and 79,056,228 shares of Class B Common Stock, the aggregate number of shares of Common Stock which are beneficially subject to the terms of the Stockholders Agreement, representing 55.4% of the outstanding Class A Common Stock and 100% of the outstanding Class B Common Stock as of December 31, 2002. The Class B Common Stock is convertible into Class A Common Stock at any time on a one-for-one basis upon transfer to a person other than Nextel Communications, Inc. ("NCI"), a majority-owned NCI subsidiary or a person or entity controlling NCI. However, because such transfers are prohibited under the Shareholders Agreement and the Nextel Partners, Inc. Restated Certificate of Incorporation until January 29, 2011, this Schedule 13G assumes Nextel WIP Corp. does not have the right to acquire shares of Class A Common Stock upon conversion of the Class B Common Stock.

        The Reporting Person has, as of December 31, 2002, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

        The Reporting Person beneficially owns 15,750,012 shares, or 9.2% of the outstanding shares, of Class A Common Stock. The Reporting Person may be deemed to also have the shared power to vote of an aggregate of 39,911,158 additional shares, or 23.1% of the outstanding shares, of Class A Common Stock. The Reporting Person may also be deemed to have the shared power to dispose of an aggregate of 79,413,216 additional shares, or 48.0% of the outstanding shares, of Class A Common Stock. The Reporting Person disclaims beneficial ownership all shares of which it may be deemed to have shared power to vote or dispose.

        The Non-Reporting Persons, as of December 31, 2002, may be deemed to have shared power to direct the disposition of an aggregate of 79,413,216 shares, or 48.0% of the outstanding shares, of the Class A Common Stock, as well as 79,056,228 shares, or 100% of the outstanding shares, of the Class B Common Stock. The Non-DLJ entities may be deemed to have shared power to vote an aggregate of 39,911,158 shares, or 23.1% of the outstanding shares, of Class A Common Stock, as well as 79,056,228 shares, or 100% of the outstanding shares, of the Class B Common Stock. The DLJ entities may be deemed to have shared power to vote an aggregate of 28,533,132 shares, or 16.7% of the outstanding shares, of Class A Common Stock. Each Non-Reporting Person disclaims beneficial ownership of the shares of which they may be deemed to share power to vote or dispose

        The beneficial ownership of the Reporting Person and each Non-Reporting Person as of December 31, 2002 is as follows:

Beneficial Ownership of Class A Common Stock as of December 31, 2002:

	Common Stock	Percent of Class(1)
DLJ Merchant Banking Partners II, L.P.	17,973,750	10.5%
DLJ Merchant Banking Partners II-A, L.P.	715,800	*
DLJ Offshore Partners II, C.V.	883,854	*
DLJ Millenium Partners, L.P.	290,616	*
DLJ Millenium Partners-A, L.P.	56,676	*
DLJ Diversified Partners, L.P.	1,050,822	*
DLJ Diversified Partners-A, L.P.	390,246	*
DLJMB Funding II, Inc.	2,840,980	1.7%
UK Investment Plan 1997 Partners	400,764	*
DLJ First ESC, L.P.	34,590	*
DLJ ESC II, L.P.	3,814,334	2.2%
DLJ EAB Partners, L.P.	80,700	*
Madison Dearborn Capital Ptrs II, LP	27,218,904	15.9%
Eagle River Investments LLC	15,750,012	9.2%
Motorola, Inc.	13,076,376	7.7%
David Aas(2)	1,246,100	*
John Chapple(3)	3,776,024	2.2%
Mark Fanning(4)	1,087,572	*
Perry Satterlee(5)	1,269,527	*
David Thaler(6)	1,714,000	1.0%
John Thompson(7)	2,136,547	1.2%
TOTAL(9)	95,663,194	55.4%

(1)     Based on 170,797,589 shares of Class A Common Stock outstanding as of December 31, 2002 as provided by Nextel Partners, Inc.

(2)     Includes 175,000 shares of Class A Common Stock that are subject to a currently exercisable option.

(3)     Includes 295,000 shares of Class A Common Stock that are subject to a currently exercisable option, 736,667 shares held by JRC Coho LLC, an entity controlled by Mr. Chapple and 145,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(4)     Includes 179,583 shares of Class A Common Stock that are subject to a currently exercisable option.

(5)     Includes 269,000 shares of Class A Common Stock that are subject to a currently exercisable option and 165,000 shares hold by PSS-MSS, L.P., an entity controlled by Mr. Satterlee.

(6)     David Thaler passed away in December 2002, and this represents shares held by Mr. Thaler's estate. Includes 460,000 shares of Class A Common Stock that are subject to a currently exercisable option.

(7)     Includes 448,333 shares of Class A Common Stock that are subject to a currently exercisable option, 509,166 shares held by JDT-JRT, LLC, an entity controlled by Mr. Thompson and 145,000 shares held by Panther Lake LLC, an entity controlled by Messrs. Chapple and Thompson.

(8)     See footnotes (2) through (7) above.

Beneficial Ownership of Class B Common Stock as of December 31, 2001:

        Nextel WIP Corp. holds 79,056,228 shares of Class B Common Stock, which represents 100% of the Class B Common Stock outstanding as of December 31, 2002.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2003
Date
/s/ Dennis M. Weibling
Signature
Vice Chairman
Name/Title